EXHIBIT 7

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital since the filing of the Schedule 13D/A on 12/16/24.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
12/13/2024	Sell	153,886	16.27
12/16/2024	Sell	20,672	15.98
12/26/2024	Sell	89,777	15.82